Exhibit 99.2

OceanFirst Financial Corp. Announces Agreement to Acquire Ocean Shore Holding Co.; OceanFirst To Strengthen Franchise and Become Fourth Largest New Jersey Based Banking Institution by Deposit Market Share

FOR IMMEDIATE RELEASE

Toms River, NJ, and Ocean City, NJ, July 13, 2016 – OceanFirst Financial Corp. (“OceanFirst”) (NASDAQ: OCFC), headquartered in Toms River, New Jersey, and Ocean Shore Holding Co. (“Ocean Shore”) (NASDAQ: OSHC), headquartered in Ocean City, New Jersey, jointly announced today that they have entered into a definitive agreement and plan of merger pursuant to which Ocean Shore, the holding company and parent of Ocean City Home Bank, will merge with and into OceanFirst, the holding company and parent of OceanFirst Bank. Ocean City Home Bank will also merge with and into OceanFirst Bank. The transaction is valued at approximately $22.47 per Ocean Shore common share or approximately $145.6 million in the aggregate.

With roots dating back to 1887, Ocean City Home Bank is one of Southern New Jersey’s oldest and largest community banks with approximately $1.1 billion in total assets, $818 million in total deposits and $796 million in gross loans. Ocean Shore operates 11 full-service banking centers in Atlantic and Cape May Counties. Following OceanFirst’s recently completed acquisition of Cape Bancorp, Inc., the proposed transaction will further enrich OceanFirst’s distribution, scale and core deposit funding base, as it presents an exceptionally rare opportunity to combine two well-established, like-minded New Jersey franchises.

OceanFirst will strengthen its position as the largest bank headquartered in Central and Southern New Jersey and rank as the fourth largest New Jersey based banking institution by deposit market share. Based on financial information as of March 31, 2016, and pro forma for the Cape transaction, the combined institution would have approximately $5.3 billion in total assets, $4.0 billion in total deposits, $4.0 billion in gross loans and 61 full-service banking locations.

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, upon completion of the merger, shareholders of Ocean Shore common stock will be entitled to receive $4.35 in cash and 0.9667 shares of OceanFirst common stock for each share of Ocean Shore common stock. The transaction is expected to close late fourth quarter of 2016 or early first quarter of 2017, subject to each company receiving the required approval of its shareholders, receipt of all required regulatory approvals and fulfillment of other customary closing conditions.

The purchase price equates to 132% of Ocean Shore’s March 31, 2016 tangible book value, 4.9% premium to core deposits, 20.1x Ocean Shore’s trailing twelve month earnings, and 9.3x Ocean Shore’s estimated 2017 (forward) earnings (assuming fully phased-in cost savings). Tangible book value per common share is expected to be diluted by approximately 3.1% at closing with a projected earnback period of approximately 3.7 years using the cross-over1 method.

The transaction includes strong earnings per share accretion of approximately 5.4% in 2018 (the first full year of combined operations and synergies) in addition to the projected double-digit earnings accretion from the Cape Bancorp, Inc. transaction. The combined company will be structured to support enhanced financial return targets of greater than 1.05% return on average assets and greater than 13.0% return on average tangible common equity along with remaining “well-capitalized” under regulatory guidelines.

OceanFirst expects to incur pre-tax merger and integration costs of approximately $19 million and to achieve cost savings of approximately 53% of Ocean Shore’s non-interest expenses or $12.4 million if 2017 cost savings were to be fully phased in.

“We are excited to welcome Ocean City Home Bank customers and employees to the OceanFirst family. Our two institutions have developed our respective community banks with a consistent vision, effectively sharing similar histories. With our mutual understanding of our community bank business models and local market focus, OceanFirst and Ocean Shore can leverage this synergy to create one of the most highly valued banking institutions in the Mid-Atlantic region,” said Christopher D. Maher, President and Chief Executive Officer of OceanFirst.

Mr. Maher further commented, “This transaction represents a unique opportunity for OceanFirst to capitalize on its recent entry into Southern New Jersey through the acquisition of an extremely valuable deposit franchise coupled with significant efficiencies and low execution risk. Ocean Shore’s residential focus creates strategic optionality for prudent commercial real estate growth with strong cash flows. We look forward to continuing to provide extraordinary customer care to all OceanFirst and Ocean Shore customers, as well as providing enhanced value to our stockholders.”

[1]	Calculated as the time period which OceanFirst’s pro forma tangible book value per share equals OceanFirst’s projected stand-alone tangible book value per share.

Steven E. Brady, President and Chief Executive Officer of Ocean Shore, echoed Mr. Maher’s comments stating, “The combination with OceanFirst provides several strategic benefits for all Ocean Shore stakeholders, including improved operating scale, access to additional product lines and increased shareholder liquidity.” Mr. Brady added that “while this merger solidifies the pro forma bank’s Jersey Shore dominance, it also provides Ocean Shore the opportunity to capitalize on OceanFirst’s considerable expansion efforts toward the demographically attractive Philadelphia metro market - a natural market extension for Ocean Shore’s franchise as well.”

To provide for additional representation for OceanFirst’s Southern New Jersey market area, upon completion of the transaction, three current Ocean Shore Board members are expected to join the OceanFirst Board, including Mr. Brady. Mr. Brady will also be named Vice Chairman for the Southern New Jersey Division, to serve in an advisory capacity for OceanFirst, where he will provide insight from his extensive banking and professional experience.

Piper Jaffray & Co. is serving as financial advisor to OceanFirst and rendered a fairness opinion to OceanFirst’s Board of Directors in connection with the transaction. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to OceanFirst. Sandler O’Neill + Partners, L.P. is serving as financial advisor to Ocean Shore and rendered a fairness opinion to Ocean Shore’s Board of Directors in connection with the transaction. Kilpatrick Townsend & Stockton LLP is serving as legal counsel to Ocean Shore.

Conference Call

OceanFirst will host a conference call to discuss the transaction on Wednesday, July 13, 2016 at 11:00 a.m. Eastern Time. The direct dial number for the call is 1-888-338-7143. The presentation will be available for download by visiting OceanFirst’s web address: www.oceanfirst.com – Investor Relations. For those unable to participate in the conference call, a replay will be available. To access the replay, dial 1-877-344-7529, Replay Conference Number 10089728 from one hour after the end of the call until October 13, 2016. The conference call will also be available via the Internet by accessing OceanFirst’s web address: www.oceanfirst.com – Investor Relations. Web users should go to the site at least fifteen minutes prior to the call to register, download and install any necessary software. A copy of the slide presentation will also be available on the website by going to Investor Relations and clicking on Presentations.

About OceanFirst Financial Corp.

OceanFirst Financial Corp.’s subsidiary, OceanFirst Bank, founded in 1902, is a community bank with $4.2 billion in assets and 50 branches located throughout Central and Southern New Jersey. OceanFirst Bank delivers commercial and residential financing solutions, wealth management, and deposit services and is the largest and oldest community-based financial institution headquartered in Ocean County, New Jersey.

About Ocean Shore Holding Co.

Ocean Shore Holding Co. (OSHC) is the holding company for Ocean City Home Bank. Founded in 1887, Ocean City Home Bank operates 11 branch offices throughout Cape May and Atlantic Counties in New Jersey. Ocean City Home Bank places a strong emphasis on obtaining deposits by offering checking account products and services for consumers, businesses, municipalities and local boards of education. Additionally, Ocean City Home Bank provides savings accounts designed to fit any need. Ocean City Home Bank also provides a full menu of residential, consumer and commercial lending options. The goal at Ocean City Home Bank is to develop a strong relationship with customers by continually offering innovative products and services that will fill all their financial needs. Ocean City Home Bank works diligently every day to earn its reputation as “the bank people trust.”

Forward-Looking Statements

This joint press release contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction and OceanFirst’s recently completed acquisition of Cape Bancorp, Inc.; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Ocean Shore assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Ocean Shore anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits of the transaction and the Cape acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies relating to the transaction or the Cape acquisition; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’

shareholders, customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this joint press release or in any documents, OceanFirst and Ocean Shore claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This joint press release is being made in respect of the proposed transaction involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed transaction. This joint press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher or Ocean Shore Holding Co., 1001 Asbury Avenue, Ocean City, NJ 08226, Attn: Steven E. Brady, President and Chief Executive Officer.

Participants in the Solicitation

OceanFirst, Ocean Shore and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for

OceanFirst’s 2016 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2016. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth in the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s or Ocean Shore’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.

Contacts:

For OceanFirst Financial Corp.:

Christopher D. Maher, 732-240-4500

President and Chief Executive Officer

or

For Ocean Shore Holding Co.:

Steven E. Brady, 609-399-0012

President and Chief Executive Officer